EXHIBIT 11

                      INTERCELL CORPORATION AND SUBSIDIRIES
                        COMPUTATION OF NET LOSS PER SHARE

                                                                    Years ended
                                                                   September 30,
                                                                -------------------
                                                                2000           1999
                                                                ----           ----
                                                                          (As restated)
Income (loss) before extraordinary item                    $ 2,912,000     (3,057,000)

Extraordinary item                                             283,000            -
                                                             ---------      ---------

Net income (loss)                                            3,195,000     (3,057,000)

Deemed dividends on Series B,C, and D preferred stock
  relating to in-the-money conversion terms                 (   57,000)    (   57,000)
Accrued dividends on Series D and E preferred stock         (  153,000)    (  150,000)
Accretion on Series B and C preferred stock                 (   23,000)    (  101,000)
                                                             ---------      ---------

Net income (loss) applicable to common shareholders        $ 2,962,000     (3,365,000)
                                                             =========      =========

Weighted average number of common shares outstanding        94,737,158     45,274,227

Common equivalent shares representing shares issuable
  issuable upon exercise of outstanding options and
  warrants and convertible stock                            62,422,279            -
                                                           -----------     ----------

                                                           157,159,437     45,274,227
                                                           ===========     ==========

Basic income (loss) per share applicable
  to common shareholders:
    Income (loss) from continuing operations               $      0.01     (     0.07)
    Income (loss) from discontinued operations                    0.02
    Extraordinary gain                                            0.00     (     0.00)
                                                             ---------      ---------

Basic income (loss) per common share                       $      0.03     (     0.07)
                                                             =========      =========

Diluted income (loss) per share applicable
  to common shareholders:
    Income (loss) from continuing operations               $      0.01     (     0.07)
    Income (loss) from discontinued operations                    0.01
    Extraordinary gain                                            0.00     (     0.00)
                                                             ---------      ---------

Diluted income (loss) per common share                     $      0.02     (     0.07)
                                                             =========      =========


Stock options, warrants and convertible preferred stock are not considered in the calculations for those periods with net losses as the impact of the potential common shares (approximately 108,778,000 shares at September 30, 1999) would be to decrease net loss per share.

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